Exhibit 99.1

Lombard Medical’s Aorfix™ Highlighted at 2014 Critical Issues Symposium

The Only Stent Graft Specifically Approved by FDA to Treat Highly Angulated AAAs

IRVINE, Calif. & LONDON--(BUSINESS WIRE)--June 30, 2014--Lombard Medical, Inc (Nasdaq:EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAA), exhibited its Aorfix Endovascular stent graft system at the 18th international experts’ symposium, Critical Issues in Aortic Endografting, in Malmö, Sweden on June 27-28, 2014.

Aorfix, which was formally launched in the US last November, is the only AAA stent graft approved by the FDA for the treatment of patients with aortic aneurysm neck angulations up to 90 degrees providing an ‘on-label’ EVAR treatment option for US patients with tortuous AAA anatomy for the first time.

CEO Simon Hubbert stated, "Critical Issues in Aortic Endografting is one of the year's most important symposia for clinicians in the EVAR field. We were encouraged by the high level of awareness of Aorfix and its increasing use in hospitals around the world. The global community of physicians that now recognize there is a safe, effective and FDA-approved solution to treating the underserved patient population with highly angulated AAAs is clearly expanding. We are confident that this trend will continue, underpinned by the strong support of both key opinion leaders at academic centers and community practitioners."

Critical Issues in Aortic Endografting is a pre-eminent global forum where world-renowned clinicians convene to discuss and debate the latest technologies, techniques and issues in aortic endograft treatment.

Dr. John Hardman (Bath, UK) presented a paper at the symposium on Friday, June 27 entitled “Neck angulation is not an issue – proper device selection.” In this paper he demonstrated that with the correct choice of stent grafts, even challenging anatomies, can have successful EVAR outcomes. Dr. Hardman specifically cited Aorfix as the stent graft of choice when presented with challenging AAA anatomies.

Dr. Nilo Mosquera (Ourense, Spain) also presented his experiences and results with the Aorfix Endovascular stent graft. Dr. Mosquera concluded that “Aorfix provides a safe and effective EVAR solution for patients with challenging anatomy within the IFU indications (0-90º neck angulations).”

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company’s lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with U.S. commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

FORWARD-LOOKING STATEMENTS:

This announcement may contain forward-looking statements that reflect the Company’s current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company’s products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s prospectus filed with the Securities and Exchange Commission dated April 25, 2014. The Company undertakes no obligation to update these statements in the future.

CONTACT:
Lombard Medical, Inc.
Simon Hubbert, +1 949 379 3750
Chief Executive Officer
or
Ian Ardill, +44 (0)1235 750 800
Chief Financial Officer
or
Pure Communications
Matthew H Clawson, +1-949-370-8500
matt@purecommunicationsinc.com
or
FTI Consulting (UK)
Simon Conway, +44 (0)20 3727 1000
or
Victoria Foster Mitchell, +44 (0)20 3727 1000